Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus. Our historical results of operations for the six months ended June 30, 2007 include the actual results of the Shell Assets since the date of acquisition on May 10, 2007.

									Pro Forma as
							Pro Forma as		Adjusted for the
	Historical						Adjusted for the	Historical	Transactions (a)
	Years Ended December 31,						Transactions (a)	Six Months Ended
	2002		2003	2004	2005	2006	2006	June 30, 2007
	(Dollars in millions)
EARNINGS:
Earnings (Loss) before income taxes	$(181)		$123	$547	$831	$1,286	$1,353	$895	$881
Interest expense, net of capitalized interest (b)	157		194	153	194	63	127	39	62
Amortization of debt discount	6		9	9	10	11	11	6	6
Amortization of debt issuance costs	2		10	9	7	3	6	2	3
Estimated interest portion of rents (c)	27		33	34	49	49	58	31	32

Total Earnings	11		369	752	1,091	1,412	1,555	973	984

FIXED CHARGES:
Interest expense whether expensed or capitalized	160		196	157	202	75	139	50	73
Amortization of debt discount	6		9	9	10	11	11	6	6
Amortization of debt issuance costs	2		10	9	7	3	6	2	3
Estimated interest portion of rents (c)	27		33	34	49	49	58	31	32

Total Fixed Charges	195		248	209	268	138	214	89	114

RATIO OF EARNINGS TO FIXED CHARGES	(c	)	1.5	3.6	4.1	10.2	7.3	10.9	8.6

(a)	The pro forma computations give effect to the Transactions as if they occurred on January 1, 2006. The Transactions represent the borrowings of $500 million under our amended credit agreement and $700 million under our 364-day term loan. The Transactions also include the issuance of our $500 million 6 1/2% senior notes which together with cash of $205 million was used to repay our borrowings under the 364-day term loan. See the “Unaudited Pro Forma Combined Financial Statements” included in this prospectus for additional information.

(b)	For a majority of the marine charter leases the interest portion of rents was estimated by using the Company’s incremental borrowing rate in effect at the inception of the leases. For the remaining leases, interest expense was estimated by using one third of the rental payments. Total rental expense including marine charters was approximately $92 million, $100 million, $103 million $163 million and $181 million for the years ended 2002, 2003, 2004, 2005 and 2006, respectively, and $109 million for the six months ended June 30, 2007. Pro forma rental expense including marine charters was $208 million and $119 million for the year ended December 31, 2006 and six months ended June 30, 2007, respectively.

(c)	For the year ended December 31, 2002, fixed charges exceeded earnings by $184 million.